Enterra Delivers Notice of Termination to Farmout Partner in Oklahoma Hunton Play

Calgary, Alberta – (Marketwire – December 15, 2009) Enterra Energy Trust (“Enterra” or the “Trust”) delivered a notice of termination for non-performance under the terms of its Farmout Agreement (the “Agreement”) with North American Petroleum Corporation USA, a wholly owned subsidiary of Petroflow Energy Ltd. (“Petroflow”).  Under the Agreement which began in March 2006, Petroflow was required to maintain a certain pace of drilling to continue its right to drill on lands owned by Enterra in a seven county area in the Oklahoma Hunton play.  Since the initiation of this partnership 64 wells were drilled into the Hunton formation in Oklahoma with very positive overall economic performance.  Enterra will continue to develop the Hunton play on its lands.

Petroflow ceased drilling in February of 2009, and has not indicated that it will be able to continue drilling with any certainty in the foreseeable future.  Accordingly, Enterra has provided Petroflow with a notice of termination pursuant to the agreement.  Enterra continues to engage Petroflow in discussions about future arrangements, but no agreement has been reached on terms to further the joint venture.

“Petroflow has been a reliable partner for more than three years and the results of the farmout have been positive for both companies with a 97% drilling success rate”, commented Don Klapko, Chief Executive Officer of Enterra, “The Hunton resource de-watering play has strong economic performance even at current natural gas prices.  This resource play remains one of Enterra’s key development areas.”

About Enterra Energy Trust
Enterra is an exploration and production oil and gas trust based in Calgary, Alberta, Canada with its United States operations office located in Oklahoma City, Oklahoma.  Enterra’s trust units and debentures are listed on the Toronto Stock Exchange under the symbols (ENT.UN, ENT.DB, ENT.DB.A) and Enterra’s trust units are listed on the New York Stock Exchange under the symbol (ENT).  The Trust’s portfolio of oil and gas properties is geographically diversified with producing properties located principally in Alberta, British Columbia, Saskatchewan and Oklahoma.  Production is comprised of approximately 55 percent crude oil and natural gas liquids and 45 percent natural gas.  Enterra has compiled a multi-year drilling inventory for its properties including its new oil play opportunities in the Cardium in west central Alberta and the Circus prospect in southern Oklahoma.

Forward-Looking Statements
Certain information in this press release constitutes forward-looking statements under applicable securities law. Any statements that are contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as "may," "should," "anticipate," "expects," "seeks" and similar expressions. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with oil and gas production; marketing and transportation; loss of markets; volatility of commodity prices; currency and interest rate fluctuations; imprecision of reserve estimates; environmental risks; competition; incorrect assessment of the value of acquisitions; failure to realize the anticipated benefits of acquisitions or dispositions; inability to access sufficient capital from internal and external sources; changes in legislation, including but not limited to income tax, environmental laws and regulatory matters. Readers are cautioned that the foregoing list of factors is not exhaustive.

Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Additional information on these and other factors that could affect Enterra's operations or financial results are included in Enterra's reports on file with Canadian and U.S. securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), the SEC's website (www.sec.gov), Enterra's website (www.enterraenergy.com) or by contacting Enterra. Furthermore, the forward looking statements contained in this news release are made as of the date of this news release, and Enterra does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by securities law.

For further information please contact:

Blaine Boerchers
Chief Financial Officer
(403) 263-0262 or (877) 263-0262

info@enterraenergy.com
www.enterraenergy.com